UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

 SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

 (972-3) 684-4400

(Address of principal executive office)

                   Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

                   Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

                   Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	Closing of Sale Of its Fire Safety and Oil Additives Businesses

Item 1

Closing of Sale Of its Fire Safety and Oil Additives Businesses

Pursuant to the Company’s announcement dated December 7, 2017 (ref. no. 2017-02-114267), regarding the sale of its fire safety and oil additives (P2S5 or Phosphorus Pentasulfide) business units to SK Capital, a private investment firm focused on specialty materials, chemicals and pharmaceuticals sectors, and to the Company's disclosure, including proforma report, in its annual report for 2017 on form 20-F, as published on March 7, 2018 (ref. no. 2018-02-021955), the Company hereby reports the closing of the sale transaction today.

Net consideration from the sale after adjustments and transaction fees, amounted to approximately $1 billion. ICL expects to record a capital gain of about $840 million in Q1 2018, which will be excluded from the adjusted operating income.

ICL intends to use the sale proceeds to immediately reduce its debt and create resources to fulfill growth opportunities in light of its strategy.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: March 28, 2018